

July 9, 2015

Via E-mail
Philip P. Conti
Chief Financial Officer
EQT Corporation
625 Liberty Avenue
Suite 1700
Pittsburgh, Pennsylvania 15222

    Re: EQT Corporation
            Form 10-K for Fiscal Year Ended
            December 31, 2014
            Filed February 12, 2015
            File No. 1-03551

Dear Mr. Conti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Reconciliation of Non-GAAP Measures, page 37

1.   Please revise to provide additional disclosure explaining how the non-GAAP measure "EQT Production adjusted net operating revenues" provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. As part of your revised disclosure, please revise to more clearly explain why management reviews and reports the EQT Production segment results with third-party transportation and processing costs reflected as a deduction from operating revenues.

Outlook, page 47

2.   We note that your proved undeveloped reserves ("PUDs") increased due to extensions and discoveries of 2,158 Bcfe and 2,829 Bcfe during the fiscal years ended December 31, 2013 and 2014, respectively. As a result, PUDs increased by approximately 67% in 2013 and 65% in 2014. Please tell us how your decision to reduce your capital expenditure spending plan in response to decreases in commodity prices will impact your ability to develop your new PUDs in a timely manner. As part of your response, please tell us whether this change to your capital expenditure spending plan was made in anticipation of an improvement in commodity prices over the term of your development plan. In addition, please explain how your development plan will be affected if commodity prices remain at current levels. Refer to Rule 4-10(a)(31) of Regulation S-X.

Financial Statements and Supplementary Data

Statements of Consolidated Income, page 64

3.   We note that you generate revenue from the sale of natural gas, natural gas liquids, and oil and from midstream services. Please tell us how you considered separately disclosing revenue from the sale of products and revenue from services on the face of your statements of consolidated income. Refer to Rule 5-03(b)(1) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 21 – Natural Gas Producing Activities, page 110

Production Costs, page 110

4.   Please revise your disclosure of capitalized costs relating to oil- and gas-producing activities to separately disclose capitalized costs of unproved properties. Refer to FASB ASC 932-235-50-14.

Reserve Information, page 111

5.   Please revise your disclosure of changes in the net quantities of proved reserves to separately disclose proved developed and proved undeveloped reserve quantities and to present the total quantity of proved reserves by line item for all products (i.e., natural gas, natural gas liquids, and oil). Refer to FASB ASC 932-235-50-4 and 932-235-55-2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief